Exhibit 99.2

[PEMEX LOGO]                       CORPORATE MANAGEMENT FOR SOCIAL COMMUNICATION

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                             BULLETIN NO. 284/2003
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                                                                DATE: 11/06/2003

     After signing collaboration agreements in transparency issues and combat against corruption, with four renown superior education and research institutions, the Director General of Petroleos Mexicanos, Raul Munoz Leos, announced that the entity has attained outstanding breakthroughs that will contribute to increase efficiency of the productive sectors, as well as to comply with the principle of free access to governmental management.

     The aforementioned agreements were signed by the Director General of PEMEX and the rectors of the Universidad Autonoma Metropolitana (UAM) (Metropolitan Autonomous University), Mr. Luis Mier y Teran and of the Universidad Veracruzana (Veracruz University), Mr. Victor Arrendondo; as well as with the director general of the Instituto Tecnologico Superior de Coatzacoalcos (Superior Technological Institute of Coatzacoalcos), engineer Arturo Martinez, and with the principal of the Centro de Investigaciones y Docencia Economica (CIDE) (Research and Economics Education College), Mr. Carlos Elizondo Mayer. They were signed during the fourth session held by the Commission in charge of the Sectorial Coordination in the Acquisition Process for Transparency and Combat against Corruption in PEMEX, subsidiary entities and subsidiary companies.

     Munoz Leos stated that, among the most outstanding achievements in this issue, the transparent criteria used in the information disclosure of every activity performed by PEMEX may be highlighted, from reserves and production data to financial results.

     Furthermore, various specific activities have been implemented, as the modification of some administrative procedures, particularly in the acquisition of goods and services, and the ample diffusion given to the Multiple Services Contracts in order to develop non-associated gas production in the Burgos basin in the Northeast of the country.

     He also made reference to the transparency obtained in the salary and contractual negotiations made with the Petroleum Workers' Union, and to the major disclosure of the information on the company in the international scope. The permanent disposition to fulfill the requirements of information made by the Mexican Congress was also mentioned, in particular those made by the Sub-committee created by the Surveillance Commission of the Supreme Auditor of the Federation.

     Mr. Munoz Leos stated that, from the beginning of his administration, President Vicente Fox has promoted the legal culture in order to establish transparency criteria in all of the activities performed by the federal government, and the actions thereof, - he emphasized - correspond to the vision of transformation that Mexico needs in transparency issues in order to move on to a more mature political life, better social order and greater well being levels for all Mexicans.

     Munoz Leos informed that the agreements that were signed today add to the ten that had previously been signed with high education institutions, colleges and professional institutes, since their professional experience, technical capability and moral solvency, will be relevant in order to fulfill this task. "Your critical, enthusiastic, and informed participation will greatly help to achieve more transparency in public management and, in general, in the social life of our country", he stated.

     During this act, the Rector of Veracruz University, doctor Victor Arredondo, confirmed the disposition of this institution to contribute to support these transparency processes that are fundamental for the country and for the federal public administration and he committed himself to maintain permanent collaboration with Petroleos Mexicanos, providing professional experts that may aid in the compliance of the entrusted tasks.

     On the other hand, Mr. Carlos Elizondo Mayer, Director General of CIDE, stated that is important that those who bear public responsibility should make a collective effort in order to gain the confidence of the society and demonstrate that the expenditure of public resources can be made with honesty, transparency and efficiency and he considered that in the agreement signed with PEMEX, there are a lot of concordant issues in order to promote this function.

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